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                         [Letterhead of LHS Group Inc.]


                                 March 4, 1999

Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  LHS Group Inc. - Registration Statement on Form S-3
          (Reg. No. 333-73193)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, LHS Group Inc. (the "Company"), hereby requests the Commission's consent to withdraw the above-referenced Registration Statement.

     This request is made because the Company, the selling stockholders and the placement agents have determined that current market conditions are not conducive to an offering of the common stock of the Company, particularly because of the recent decline in the price of the common stock.

     The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, particularly because neither the Company, the selling stockholders nor the placement agents have made offers or sales of common stock pursuant to the Registration Statement, circulated preliminary prospectuses in connection with the proposed offering or otherwise engaged in active marketing of the Company's common stock. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

     If you have questions or comments about the foregoing, please call the undersigned at (770) 280-3001 or Hill Jeffries or Scott Ortwein of Alston & Bird LLP at (404) 881-7000.

                              Sincerely,

                              /s/ Wolf J.Gaede
                              ------------------------
                              Dr. Wolf J. Gaede
                              Executive Vice President
                              and General Counsel
cc:  M. Hill Jeffries
     William S. Ortwein